Exhibit 3.2

PROPOSED AMENDMENTS TO THE BYLAWS OF ALLY FINANCIAL INC.

Section 1.1 is amended to add the following definitions after the definition of “Class G Preferred Stock”:

“Class H Preferred Stock” means capital stock having the rights and obligations specified with respect to Class H Preferred Stock in the Charter and these Bylaws.

“Class H Preferred Holder” means a holder of the Class H Preferred Stock.

Section 3.1(a) is amended to read as follows:

(a) The Company shall have seven authorized series of capital stock, consisting of 1,547,779 shares of Common Stock, which shall have equal rights and preferences in the assets of the Company, 8,330 shares of Class C Preferred Stock, which may be issued in one or more series and which shall be issued in the same amount and same class as the Management Units issued by Management Company, 160,870,560 shares of Class A Preferred Stock, 2,576,601 shares of Class E Preferred Stock, 228,750,000 shares of Class F-2 Preferred Stock, 2,576,601 shares of Class G Preferred Stock, and subject to increase or decrease in accordance with Paragraph 2 of Exhibit J of the Charter, 15,000 shares of Class H Preferred Stock. A share of capital stock shall for all purposes be personal property. For purposes of these Bylaws, except for the Class E Preferred Stock held by Blocker Sub and the Class C Preferred Stock held by Management Company, shares of capital stock held by the Company or any of its Subsidiaries shall be deemed not to be outstanding. The Company may issue fractional shares pursuant to the terms of these Bylaws, and all shares of capital stock shall be rounded to the fourth decimal place.

Section 10.3(d) is amended to read as follows:

(d) The provisions of this Section 10.3 shall not apply to the following issuances of Preemptive Securities:

(i) Preemptive Securities issued to or for the benefit of employees, officers, directors and other service providers of or to the Company or any of its Subsidiaries in accordance with the terms hereof or any applicable incentive plan of the Company;

(ii) securities issued by the Company in connection with a Public Offering;

(iii) securities issued as consideration in acquisitions or commercial borrowings or leasing;

(iv) securities issued upon conversion of convertible or exchangeable securities of the Company or any of its Subsidiaries that were outstanding on June 30, 2009 or were not issued in violation of this Section 10.3;

(v) a subdivision of shares of capital stock (including any stock dividend or stock split), any combination of shares of capital stock (including any reverse stock split) or any recapitalization, reorganization, reclassification or conversion of the Company or any of its Subsidiaries; and

(vi) securities issued in connection with the Tax Asset Protection Plan, dated as of January 10, 2014, as modified, renewed, restated, and/or replaced from time to time.